

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 4, 2013

Via E-mail
Mr. Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 North 3rd Street
Bismarck, ND 58501

>   **Re: ADM Endeavors, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 8, 2013**
>   **File No. 333-191618**

Dear Mr. Mees:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement's Facing Page

1. Since the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the Rule 415 box.

Calculation of Registration Fee, page 2

2. Indicate in footnote (1) the subparagraph of Rule 457 under the Securities Act upon which you relied for the purpose of calculating the registration fee.

Dealer Prospectus Delivery Obligation

3. We assume that the date "Until October 8, 2013" is an inadvertent error. Please revise. In addition, consider relocating this disclosure on the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

Prospectus' Outside Front Cover Page

4. Limit the outside cover page to one page as required by Item 501(b) of Regulation S-K. In this regard, please consider relocating the emerging growth company disclosure in another section of the filing. In addition, please revise the emerging growth company disclosure to clearly state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

5. Since Mr. Ardell Mees, the company's CEO, is the only selling stockholder, revise the disclosure here and, as appropriate, elsewhere in the registration statement to indicate that fact.

6. You disclose that Mr. Ardell Mees, the only selling stockholder, is "an underwriter…" We also note that in your Plan of Distribution disclosure on page 16 you disclose that the selling stockholder "might be deemed to be" an underwriter.

    *   If the offering constitutes a primary offering by or on behalf of the issuer, then the offering must be conducted at a fixed priced for the entire duration of the offering period. Since the offering would then appear to be conducted in compliance with Rule 415(a)(1)(ix) under the Securities Act, then at the time the registration statement becomes effective, the amount of securities registered should be reasonably expected to be offered and sold within two years from the effective date. Please see Rule 415(a)(2) under the Securities Act. For additional guidance, refer to Question 212.6 of the Securities Act Rules section in our Compliance and Disclosure Interpretations available on the Commission's website. Please advise, or otherwise revise your disclosures throughout the registration statement, including Plan of Distribution disclosure to reflect that the offering represents a primary offering. To the extent necessary, please consider adjusting the offering amount accordingly to ensure compliance with Rule 415(a)(2).

    *   If the CEO was inadvertently identified as an underwriter on the prospectus cover page and you believe that his offering of securities represents a secondary offering within the ambit of Rule 415(a)(1)(i) under the Securities Act, then please provide us

a detailed legal analysis on why the sale of the shares by the CEO should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than as a primary offering. For additional guidance, please see Item 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations available on the Commission's website. We may have additional comments following the review of your response.

7. Please identify here the offering period. In this regard, we note your "Termination of the Offering" disclosure on page 7. To the extent that the selling stockholder is considered to be a statutory underwriter in connection with this offering, then the selling stockholder may not rely on Rule 144 for the sale of any of the securities covered by the registration statement. Please consider identifying an actual date when the offering will terminate.

8. Please remove the duplicative "Subject to Completion" legend.

9. Please disclose the net proceeds to the selling stockholder on an aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

Our Business, pages 6 and 23

10. Briefly disclose how long you have been an operating business.

11. Disclose the specific geographic area in which you have current operations and the additional geographic areas in which you are seeking to expand your operations. We note the broad reference to your market area of the Midwest on page 24.

Summary Financial and Operating Information, page 7

12. The numbers included in your summary presentation do not correspond with your financial statement numbers. For example, for fiscal year 2012, your financial statements on page F-14 indicate sales of $225,415 while the summary presentation on page 8 lists revenues for the same period of $147,137. Please note that this is only one example. Please reconcile your disclosures accordingly.

Disclosure Regarding Forward-looking Statements, page 8

13. Please revise the last paragraph of your disclosure to state that you do not plan to update the forward-looking statements contained in the prospectus other than as required by law.

Risk Factors, page 9

Construction and production capacities that do not match demand for our products could result in lost sales…, page 9
Our failure to manage growth could harm it, page 10

14. We note that in these two risk factors you refer to "manufacturing" capacity and "engineering resources." Since you describe your business as providing "customized construction and installation of grocery store décor" (see "Our Business" disclosure on page 23), please revise your disclosure to provide a clearer understanding of what type of manufacturing capabilities you have and briefly describe the engineering resources you possess and how they relate to your business operations.

We may depend on OEMs…, page 11
We may purchase key grocery store components and products from single or limited sources…, page 11

15. You state that original component manufacturers "may produce some of your products lines" or that you "may purchase" some products from single or limited sources. With a view towards disclosure, please tell us whether you are currently dependent on OEMs or any single supplier and how such dependence may have affected your business. To the extent necessary, please also observe the disclosure requirements of Item 101(h)(4)(v) of Regulation S-K.

Purchasers in this offering will have limited control over decision making…, page 14

16. Since you are incorporated in Nevada, the relevance of the reference to "provisions of California law" is unclear. Please revise. In addition, please consider adding a separate risk factor disclosure addressing conflicts of interest which may arise given Mr. Mees' substantial ownership interest.

Determination of Offering Price, page 15

17. The statement that you have a limited operating history appears inconsistent with disclosure on page 18 that you have a 25 year history. Please reconcile the disclosures.

Selling Security Holders, page 16

18. Briefly describe here the material terms of the transaction(s) pursuant to which Mr. Mees

acquired the shares covered by the registration statement. Please ensure to indicate when the private placement transaction(s) took place, the total consideration received by the company, as well as describe any rights attached to the shares (i.e., registration rights).

19. Please revise the tabular disclosure to include the amount, not only the percentage, of the class of securities owned by the selling security holder after the offering. Refer to Item 507 of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 18

20. With respect to Mr. Larry Aamold and Ms. Chramaine Matteis, please revise their biographical information to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that he or she should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 20

21. Please disclose if there is a family relationship between Mr. Ardell Mees and Ms. Tammera Anne Mees.

Shares issued for consulting services, page 20

22. Please disclose the nature of consulting services rendered by Mr. Calvin Mees. Disclose also the value of the 2,250,000 shares of common stock issued to Mr. Calvin Mees for consulting services. We note the disclosure on page 33 that issuance of the shares resulted in a consulting expense of $562,500. See Item 404(a)(3) of Regulation S-K. Please comply with this comment also with respect to the 20 million Series A preferred shares issued to Mr. Ardell Mees for executive services.

Common Stock, page 21

23. Disclose whether holders of your shares of common stock have cumulative voting rights in the election of directors. Refer to Item 202(a)(1) of Regulation S-K.

Validity of Securities, page 22

24. Please provide counsel's address as required by paragraph 26 of Schedule A to the Securities Act.

Description of Business, page 23

General

25. We note the disclosure on page 26 that the majority of your revenues are obtained from two customers, Super Valu, Inc. and Associated Wholesale Grocers. Disclose in the business section your dependence on these two major customers. See Item 101(h)(4)(vi) of Regulation S-K. Additionally, advise what consideration you have given to risk factor disclosure of your dependence on these two major customers.

Our Business, page 23

26. Please revise your disclosure to state that you acquired all of the assets of ADM Enterprises, LLC rather than ADM Enterprises, Inc., on July 1, 2008 and not on January 5, 2001. In addition, at the end of the paragraph correctly state that ADM Endeavors, Inc. was a North Dakota corporation which was later redomiciled to Nevada.

27. Based on the share exchange transaction, it appears that the company, even though initially incorporated in 2001 under the laws of North Dakota and redomiciled to Nevada in 2006, conducted its business through the LLC entity until 2008. If true, please clarify this fact in your disclosures. In addition, since you state that ADM Enterprises LLC became your wholly owned subsidiary, please describe the types of activities currently carried on by your subsidiary, and file with your next amendment a list of the company's subsidiaries as Exhibit 21.

28. Please disclose the timeframe that you anticipate for establishing an online presence.

Our Target Markets and Marketing Strategy, page 23

29. You state that you believe that your primary target market "will consist of various large retail grocers…" As it appears that you have operated in the same industry for several years, please revise your disclosure to indicate your current target market.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Revenues, page 25

30. Please identify in which states in the midwestern Unites States you plan to increase your sales presence.

Operating Activities, page 26

31. Please revise to describe the nature of the consulting services provided by the related party during the six months ended June 30, 2013 for which you issued $562,500 of stock as compensation.

Liquidity and Capital Resources, page 27

32. Please revise to quantify how much additional funding you believe is needed to support operating activities in the next 12 months, including "plans to hire and train future sales managers who will work from a satellite office in the mid-western United States" and costs to open the satellite office. Please discuss your long term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

33. Please revise the statement on page 25 about using offering proceeds to fund a satellite office, given that you will receive no proceeds from this offering.

34. You state that your total current assets for fiscal year 2012 and for the period ended June 30, 2013 were mainly comprised of cash assets. We note that your balance sheet indicates properties and equipment, net of $3,987 and $3,527 for each respective period. We also note that Exhibit 2 of the share exchange agreement (Exhibit 10.1) lists assets and property interests acquired by the corporate entity during the share exchange, valued at $119,085.00. With a view towards disclosure, please explain to us what caused the material decrease in the value of your assets.

35. Please disclose whether you have entered into any arrangements for raising any funding necessary to finance your operations. In this regard, we note that you obtain loans from shareholders as a means to finance your business operations. Please also revise your disclosure to describe the material terms of the loan arrangements, and file as exhibits any loan agreements entered into with your loaning shareholders, or otherwise tell us why you would not be required to do so. Note that if the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Executive Compensation, page 30

36. Please file Mr. Ardell Mees' employment agreement as an exhibit with your next amendment.

37. You disclose that Mr. Ardell Mees' employment agreement provides for a salary of $72,000; however, in the salary column of the summary compensation table you disclose $15,823 which is the amount of salary he was paid in 2012. To the extent that Mr. Mees has earned the salary contemplated by the terms of the employment agreement, that amount must be disclosed in the summary compensation table. Refer to Item 402(n)(2)(iii) of Regulation S-K. Please advise, or otherwise revise your disclosure accordingly.

Recent Sales of Unregistered Securities, page 33

38. Please revise the disclosure in the opening paragraph to indicate January 4, 2001 as the company's incorporation date rather than May 9, 2006, which was the date the company was converted into a Nevada corporation.

Undertakings, page 34

39. The undertakings under paragraphs "4)" and "5)b" as well as the Rule 430A undertakings are inapplicable to the offering. Please revise your disclosure accordingly.

40. Revise the undertakings under paragraphs "5)" and "5)a" so that they conform exactly to the undertakings specified in paragraphs (a)(5) and (a)(5)(i)(A) of Item 512 of Regulation S-K.

41. Please remove the undertaking in the penultimate paragraph as redundant with the undertakings under paragraph "2)."

Signatures, page 36

42. Your principal financial officer and principal accounting officer or controller, as well as the majority of the board of directors also must sign the registration statement. Additionally, any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statements. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Financial Statements

43. Please explain to us why in both the June 30, 2013 and December 31, 2012 statements of cash flows the increase in accrued expenses is different from the changes in the corresponding balance sheet accounts.

Note 6, page F-11

44. Given that the "consulting services" provided by the chief executive officer's brother did not correlate to any observed improvement in operating results or financial condition, it is unclear whether there was a legitimate business purpose for this transaction. Please file the consulting contract as an exhibit and also provide us a full analysis showing how the $562,000 assigned value complies with your accounting policy referenced on page F-8. For example, the $0.25/share value appears irrelevant, given that no investors have apparently paid that price since 2001 (page 33). Tell us how you considered the $1.00 per share initial public offering price and the restrictions on the stock when estimating the fair value of the shares. We may have further comment.

45. Please provide us a full valuation analysis that explains why the shares issued to Mr. Calvin Mees were valued at $0.25 per share whereas the substantially more valuable convertible preferred stock shares issued to Mr. Ardell Mees were only valued at $0.001 per share.

Exhibits

46. We note the Certificate of Amendment filed with the Nevada Secretary of State on June 6, 2013 which approves the adoption of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock. Please file the Certificate of Designation as an exhibit to the registration statement.

Exhibit 5

47. Please have counsel revise the first paragraph of the opinion to refer to ADM Endeavors, Inc. as the registrant and to reflect the registration statement's correct filing date.

Exhibit 10.2

48. It is unclear why you have filed this document as an exhibit to the registration statement since it refers to a Confidential Private Placement Memorandum dated January 25, 2001. Please advise.

Exhibit 23

49. Please update the consent. Note also the financial statement updating requirements in Article 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: <u>Via E-mail</u>
Diane D. Dalmy, Esq.
2000 East 12th Avenue, Suite 32/10B
Denver, CO 80206